UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-SB

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

The Tradeshow Marketing Company, Ltd.
(Exact name of small business issuer as specified in its charter)

Nevada	EIN 06-175-4875
(State of incorporation)	(IRS Employer ID Number)

11359-162nd Street, Surrey, B.C. V4N 4P5 Canada
(Address of principal executive offices)

(604) 585-8762
(Registrant's telephone number)

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act: None

THE TRADESHOW MARKETING COMPANY, LTD.

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, "we" or "us" or the "Company" means The Tradeshow Marketing Company, Ltd.

ITEM 1.	DESCRIPTION OF BUSINESS

The Tradeshow Marketing Company, Ltd. (or the "Registrant", or the "Company," each of which terms, when used herein, refer to The Tradeshow Marketing Company, Ltd.) was incorporated under the laws of the State of Nevada, USA, on December 3, 2003. The Tradeshow Marketing Company is structured as a private company incorporated under Chapter 78 of the Nevada Revised Statute (Nevada).

The Company was listed on the Over-the-Counter Pink Sheets in November 2004. At present, Tradeshow Marketing has 16,751,963 shares issued and outstanding. Our securities trade on the Over-the-Counter market (pink sheets) under the trading symbol “TSHO. PK”.

Tradeshow Marketing Company, Ltd.’s head office is located at 11359, 162nd Street, Surrey, B.C., V4N 4P5, Canada where the Company leases 2200 square feet of office space. A company representative can be reached at: +1 (604) 585-TSMC (8762), Fax +1 (604) 269-3620; Website http://www.tsmc.ca/ Email contactus@tsmc.ca.

The Tradeshow Marketing Company commenced business operations on December 3, 2004. Tradeshow Marketing is a specialty product development and consumer retail company who markets and sells proprietary and private label products for the home and office environments.

Tradeshow Marketing sells popular “As Seen On TV” products, which are currently or have been advertised on TV. The products that the Company sell have a broad and functional appeal and retail at affordable price points. The Company’s merchandise categories include specialty household products, beauty and fitness products, home and garden products, and small ticket electronics.

For the past twenty years, Tradeshow Marketing’s demonstration professionals and management have worked in the direct sales industry marketing a variety of products directly to consumers at tradeshows, malls, fairs and exhibitions throughout Canada and the United States. The Company also plans to use media channels such as infomercials to market and sell merchandise.

Tradeshow Marketing Company, Ltd. (“Tradeshow Marketing”, “Tradeshow” the “Company”) is a marketing and direct sales company focused on the development and distribution of a wide range of products for the home and office environments. For the past twenty years, Tradeshow Marketing’s demonstration professionals and management have worked in the direct sales industry marketing a variety of products directly to consumers at tradeshows, malls, fairs and exhibitions throughout Canada and the United States. The Company’s merchandise categories include specialty household products, beauty and fitness products, home and garden products, and small ticket electronics.

During the past twenty years, Tradeshow Marketing’s professional sales staff has engaged in product demonstration, sales and marketing for tradeshows, and training and consulting on retail and wholesale strategies for companies seeking to demonstrate and directly sell their products at tradeshows. Venues for trade show demonstration have included home, garden, boat and auto shows, as well as state and county fairs and annual exhibitions. Additional sales channels that the Company specializes in include the demonstration and sales of consumer products via TV infomercial products, Internet and direct mail based marketing campaigns.

Demand for Tradeshow’s services comes from the tradeshow market place, a retail niche that, management believes, is witnessing rapid growth. Our business model includes a core team of professional sales demonstrators who specifically attend tradeshows, a nation wide network of suppliers who facilitate the broad distribution of product, and an executive board that is focused on local businesses, large and small, as well as national corporate clients. Our goal is to familiarize our clients to the competitive advantages that tradeshow exposure offers to businesses and to enable our Company and our clients to rapidly grow and prosper from the commerce opportunities that direct sell strategies offer.

Tradeshow Marketing hosts training seminars on successful demonstration and sales techniques at local and national tradeshows, to assist individuals and companies in direct selling, making contacts, appointments or simply enhancing branding and product awareness. The Company’s training seminars provide a comprehensive strategy for businesses to expand their marketing and sales initiatives. As consultants, our answer and hence, the approach we take with our clients, is simple and straight forward: break out of the traditional marketing mold and investigate the wealth and scope of opportunity that direct sell marketing offers, such as exposure to new sales channels and new avenues for branding.

The success of Tradeshow’s seminars at the local level has encouraged management to expand its efforts to larger more comprehensive seminars, workshops and consulting services at the national tradeshow level. Our strategy is to unify our branding, sales and marketing activity, by personally attending or having a client present at the local and national tradeshow levels to optimize the full potential of the sales channels thereby available to us. As such, we have begun to build and establish our reputation in major cities nationwide, allowing us to better implement our tradeshow marketing seminars and consulting services to a growing client roster.

Direct-selling at tradeshows continues to grow rapidly as an avenue for the sale of consumer goods, because tradeshows are high traffic, consumer oriented events that can be utilized to achieve a high volume of sales over a relatively short period of time, given that a proper and effective presentation is delivered. Direct selling is often characterized as a modest or “small potatoes” approach to sales that typically involve an independent consultant with a portable kit of wares. However, this characterization overlooks the tremendous advantages this unique sales approach presents. The “art and science” of tradeshow demonstration, the most successful aspect of the large and growing direct sales industry, is often overlooked. Notably, large corporations represent a vast source of potential, new clients, because such organizations often receive less than desirable results with out guidance from a tradeshow marketing specialist.

In most major cities, the large or “national” tradeshow venues have shown a pattern of constant growth. Demand for our services at the local tradeshow level is also growing, as the size of shows and attendance by consumers in local markets continues to increase. Management believes that tradeshows on the local and national level will continue to grow and remain a very healthy sales and marketing outlet. These markets are becoming established and management believes they will remain consistent for the targeted marketing of consumer products that typically have shown to have a wide range of appeal. The Company’s merchandise categories include popular specialty household products, beauty and fitness products, home and garden products, and small ticket electronics. Most or all of these products are categorized as “As Seen On TV” because they are currently or have been advertised on TV.

Every year, there are many home and garden consumer trade shows, as well as state and county fairs and exhibitions. Other venues for demonstration direct sales include kiosks in malls, retail stores and select guest appearances. Management believes that the consumers who see our products at these shows are likely to make subsequent purchases online, through our magazine, or by purchasing from a retail outlet as a result of our comprehensive branding activities. The Company plans to additionally promote and expand product branding through the development of television advertising and infomercials.

The direct sell strategy, such as that incorporated in sophisticated tradeshow demonstrations, is gaining importance for businesses large and small. This type of effective one-on-one selling direct-selling continues to grow rapidly as a component of the overall sales of consumer goods. Expositions are the most effective vehicle for face-to-face marketing, sales and branding. Direct contact events produce sales results and have a proven track record as the most successful for buyers and sellers in any industry. The latest available figures from the Direct Selling Association (DSA) show retail sales of more than $28 billion for the direct-selling industry in 2002. In 2000, 55 percent of American adults reported having, at some time, purchased goods or services via direct sales (DSA figures).

Management believes that Tradeshow Marketing enjoys two distinct competitive advantages. The first is the ability of our experienced sales team and national sales network to penetrate local and national markets. Our second competitive advantage relates to timing: Tradeshow Marketing is poised to take advantage of the newest trend in sales and marketing for large corporations, namely their entrance into the tradeshow marketplace.

Tradeshow Marketing earns revenue directly from the sale of the products that it sources from a number of different suppliers. On occasion, suppliers will approach the Company to demonstrate and sell their products, on their behalf, at tradeshows, malls and other high consumer traffic venues. The Company obtains product from suppliers at favorable wholesale prices to ensure profitable margins. When possible, the Company obtains territorial exclusivity for the products that it demonstrates and sells.

Tradeshow Marketing is a direct sales oriented company focused on the development and distribution of a wide range of products for the home and office environments. Tradeshow intends to ramp up a multi-pronged sales approach to introduce and distribute consumer goods in North America and beyond. Tradeshow’s multi-pronged sales approach focuses on four complementary sales channels to rapidly build sales and branding. The Company intends to employ its multi-pronged sales approach for the same product groups. These sales channels include: tradeshow demonstration, franchised retail stores, print catalogue and an eCommerce online store.

The Company intends to introduce a wide range of new products direct to consumers through select fairs, tradeshows and exhibitions throughout Canada and the United States. With twenty years of experience in direct sales in both the storefront retail and tradeshow demonstration sales environments, Tradeshow’s professional sales personnel are knowledgeable about the latest and most effective sales methods.

Tradeshow Marketing intends to operate retail stores that offer a unique mix of innovative small ticket consumer products featured at its tradeshow demonstrations. Targeted locations include malls and high-visibility street locations. The Company plans to launch from two to five stores for 2005. Trade Show has engaged Norm Friend of www.franchise101.net, a franchising expert, to create an area franchising development strategy.

Tradeshow Marketing plans to publish print catalogues on a quarterly basis that feature the unique mix of innovative small ticket consumer products the Company sells at its tradeshow demonstrations and the products that the Company plans to feature in its land based and e-commerce retail operations. The Company plans to use the catalogues as a marketing tool to introduce new products, to extend brand awareness and to reinforce Tradeshow’s other sales channels. The catalogue will direct shoppers towards online ordering if that is more convenient. Catalogues will be promoted throughout the other sales channels.

The Company plans to launch an e-Commerce website in the fourth quarter of 2005. The Company’s e-Commerce website will feature the unique mix of innovative small ticket consumer products the Company sells at its Tradeshow demonstrations and the products that the Company plans to feature in its land based retail operations. In addition, the company plans to utilize television infomercials to advertise product that is in strong demand and to complement the marketing campaigns relevant to each sales channel.

Tradeshow Marketing is a product development and consumer retail specialty company whose mandate is to develop proprietary and private label products with broad and functional appeal at popular price points. Initially, Tradeshow intends to market products that are readily available, and then source its own private label products for distribution, to ensure better quality and higher profits for the Company.

The Company’s products categories include specialty household products, beauty and fitness products, home and garden products, and small ticket electronics. The Company distributes a range of products that are appropriately targeted to each distinct venue. These products are generally small ticket items, have universal appeal, are innovative, and are desired by the target audience. Price points for our products typically start in the $50 range. Tradeshow’s average target demographic is in the $50,000 - $100,000 annual income range. With the launch of our e-Commerce website, the Company plans to target a younger customer base with lower price items.

The Company believes that controlling the manufacture of its own private label brands is a direct way to lower product cost and increase bottom line revenues. Many organizations with business plans similar to the Company’s disregarded this important aspect of the merchandising process. The result for many competitors was that pricing power diminished as lower margins from sales of popular, highly competitive products could not produce net revenues that would sustain a business long-term.

The Company believes that sourcing private label brands is a direct way to lower product cost and increase bottom line revenues. Our philosophy is to sell products that are quality-manufactured to our specifications. To execute our planned strategy, we have procured the services of experts in product sourcing and supply to advise the Company about how to obtain the best combination of price and quality for the products we sell. The Company is currently investigating and qualifying the manufacturing details for a number of private label products that it intends to sell in the coming months.

Tradeshow Marketing intends to operate retail stores that will sell the Company’s own private label products. Located in high-traffic shopping malls, the stores will feature a unique mix of innovative consumer products and popular tradeshow items; many items that the Company plans to retail can be categorized as “As Seen On TV” because they are currently or have been advertised on TV. The Company plans to launch from two to five stores for 2005.

Accordingly, the Company recently announced that the acquisition of two retail stores in malls in Phoenix, Arizona has been completed. The acquisitions mark the beginning of Tradeshow Marketing’s plan to operate corporate and offer franchise stores that feature a unique mix of both new and proven consumer products and popular “As Seen On TV” items that will be sold nationwide. Tradeshow Marketing’s plans for expansion in the retail channel include a mix of corporate and franchised stores with a greater emphasis on franchise model stores.

Tradeshow has engaged Norm Friend of www.franchise101.net, a franchising expert, to create an area franchising development strategy. Mr. Friend has written several books on franchising. Company manuals for 1st and 2nd tier franchisees are currently being written. These and the franchise plan and model are scheduled for distribution and implementation June 1, 2005. Plans include the opening of 50 stores in 2006 and up to 100 or more in 2007. The geographical focus initially for new stores will be Arizona, Texas, Florida, and Michigan. The Company believes there is a potential for 300 Tradeshow Marketing stores in the United States alone.

The Company intends to develop it store concept on a model the Company calls Sandström Direct™. These Company’s Sandström Direct™ stores will feature a unique dynamic mix of both new and proven innovative consumer products including popular products that are regularly advertised on television. Our products include both proprietary and private label products with a broad and functional appeal at popular price points. The target demographic is in the $50,000 - $100,000 annual income range. The Company plans to also feature its “As Seen On TV” type products in its e-Commerce online store and its catalogue.

Our primary objective is to establish Tradeshow Marketing Ltd. with a prominent Western Canadian presence in year one and two, expand into and establish a presence in the US market in year three. Initially, Tradeshow will market products that are readily available. The Company then plans to source its own private label brands for distribution to ensure better quality and higher profits for the Company. Marketing objectives for our team of professional sales demonstrators will include the identification of clients for our consulting services. With a nationwide presence at trade shows, conventions and exhibits, management will also promote marketing initiatives for large national firms to aid them in their sales and marketing agendas.

Our marketing strategy is designed to establish a nation wide presence and to grow our consulting and marketing initiatives for small and large local businesses. This will be accomplished through commission incentives to our core-marketing team who have an established regional presence. Sales demonstrators will refer prospective corporate clients to the Company’s head office. Part of Tradeshow’s strategy is to establish and manage low cost, effective national sales organizations that can distribute product as efficiently as possible through the regional trade show marketplace.

Tradeshow Marketing proposes to use traditional marketing mediums, as well as Internet based mediums to establish the Company’s brand and create awareness about its line of products and its consulting services. Management objective is to grow the Company's market position and expand its customer base through superior merchandising, targeted marketing and strong relationships with leading manufacturers, distributors and suppliers.

Where financially prudent, management intends to constantly expand product offerings to create a brand driven destination for quality, unique products. Management believes that offering a broader selection of products will enable the Company to increase sales, encourage repeat purchases and expand the customer base.

Management’s goal is to establish a unique brand identity by implemented a targeted marketing campaign. Management will focus the Company’s branding campaign on selection, convenience, value, trust and service. Management also seeks to provide leading manufacturers and distributors with a powerful new distribution channel that is consistent with their brand identity.

The goal of Management at Tradeshow Marketing is to be a retail option of choice for leading manufacturers, distributors and suppliers for the distribution of their products. The Company strives to create, maintain and strengthen relationships with manufacturers and suppliers as it continues to increase the number of products that it offers.

Management continues to add new product categories, increase product selection, add new customers, promote repeat purchases and develop new sales opportunities. In addition, management continues to pursue new market opportunities by establishing strategic alliances and through the acquisition of complementary businesses, products and technologies to grow the business.

Management will continue to develop a targeted marketing and promotion strategy to build brand recognition in the US and Canada, increase customer traffic, promotion of new products, maximize repeat purchases and build strong customer loyalty. The Company's marketing and promotional activities primarily target customer demographics that are more likely to buy product at tradeshow demonstrations these activities include both offline (advertising in traditional media) and online (Internet based) advertising.

Management intends to establish agreements for targeted banner advertisements with major Internet content and service providers for the promotion of trade show activities and the Company’s e-Commerce website. The Company also intends to optimize our e-Commerce website with the latest search engine optimization (SEO) strategies to ensure top keyword positioning in popular search engines.

Also known as pay for performance or search advertising, pay per click advertising enables advertisers’ adverts to appear on a search engine’s “results pages”. The position of the adverts is decided on a bidding system with advertisers paying more to be positioned at the top of the page. The higher the bid per key word, the higher the ranking the Company can get on a page, which allows users to view product from our site more frequently. Payment is then made at this rate every time someone clicks on the link in the advert, when it takes them through to the advertiser's website. In other words, you only pay if a person clicks on a link or banner and lands on your site.

Management plans to use direct marketing via the Internet to promote new client acquisitions, product demonstrations and sales. Management will strive to deliver meaningful offers to customers via e-mail. In addition, management intends to publish an opt-in online newsletter delivered by e-mail to subscribers in which will highlight new product developments, special promotions, sales items and product promotions.

Trade Show proposes to brand its name worldwide using an innovative email technique. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. This strategy takes advantage of rapid multiplication to explode the message to thousands and possibly millions.

Tradeshow proposes to use affiliate partner marketing programs to attract traffic to its website. An affiliate is a person or entity that places a banner or text link on their site directing visitors to the Tradeshow website. As a visitor clicks-through, a cookie (a small text file containing the referring affiliate's identification number assigned by Tradeshow) will be placed on the visitor's browser. If the visitor purchases product or services from Tradeshow’s website, the ordering system and affiliate's software work together to attach the referring affiliate's identification number held in the cookie to the sale, and uses that information to credit the affiliate with the proper commission for the referral.

The Company employs offline advertising to promote both brand and specific merchandising opportunities. The Company's plan is to focus these efforts on additional forms of traditional offline advertising, including television infomercials, radio, outdoor advertising and direct mail, in order to continue building brand recognition.

Editorial articles in magazines and news papers that cater to home, garden, boat and auto shows, state and county fairs, and annual exhibitions, can expose the Company to a wider audience. The Company plans to use print media for advertising in local communities where target demographics are appropriate and demand for the type of products that the Company sells is strong.

The Company plans to use targeted mail lists and direct mail drops to advertise its services and products.

The direct sales industry in North America is big business. The latest available figures from the Direct Selling Association (DSA) show retail sales of more than $28 billion for the direct-selling industry in 2002. In 2000, 55 percent of American adults reported having, at some time, purchased goods or services via direct sales (DSA figures).

Nearly one-third of tradeshow attendees polled for a "Business Travel Survey" by eBrain Market Research say attending trade shows is more important now than before September 11, 2001. According to the survey, more than one-fourth of companies responding (26 percent) are currently looking for alternatives to reduce business travel, yet close to two-thirds (66 percent) are more likely to take a business trip if it includes a relevant tradeshow.

In fact, tradeshows rank higher in importance than all other business travel events except client prospecting. Fourteen percent of respondents plan to increase travel to tradeshows, while only 5 percent will increase travel to conferences. The study reinforces tradeshows as the most convenient way to accomplish multiple business goals - client meetings, company-wide meetings, exhibits - while reducing employer costs and minimizing employee business travel.

In 1984, the Federal Communication Commission removed certain regulations which limited television commercial time, thereby permitting the creation of long-form commercials (or "infomercials") as well as dedicated television shopping channels, which were quickly recognized as new outlets of distribution for both new and established consumer products. These new methods of marketing have afforded undercapitalized manufacturers of lesser-known products an inexpensive testing ground for new product introductions. These direct response channels of distribution have grown to over five (5) billion dollars in annual consumer sales.

The direct sales market is new, rapidly evolving and intensely competitive. Management expects to face stiff competition in every product category. Barriers to entry are minimal and current and new competitors, who may have greater expertise and greater resources, can start competitive business operations at a relatively low cost.

Management potentially will compete with a variety of competitors, including the following:

a) Traditional retailers of proprietary and private label products for the home and office environments, who may compete with both an online and offline presence;
b) Manufacturers of proprietary and private label products for the home and office environments that decide to sell directly to end-customers, either through physical retail outlets or through an online store;
c) Other online retailers proprietary and private label products for the home and office environments, including online service providers that feature shopping services; and
d) The catalog, direct mail and multi-level marketing retailers of proprietary and private label products for the home and office environments.

Two public companies have built large and profitable companies in a niche similar that of Tradeshow marketing. The two leading competitors are Brookstone Inc. and Sharper Image.

Brookstone Inc. - Symbol - BKST: NASDAQ Brookstone, Inc. is a retailer that operates over 275 Brookstone brand stores nationwide and in Puerto Rico. Stores are typically located in high-traffic regional shopping malls, lifestyle centers and airports. The Company also operates three stores under the Gardeners Eden brand, and a Direct-Marketing business that consists of three catalog titles -- Brookstone, Hard-to-Find-Tools and Gardeners Eden.

Brookstone's share price has ranged from $13.59 to $21.00 over the last year and annual revenue is in the range of $434 M. Net income was $17.6 M.

Sharper Image - Symbol - SHRP: NASDAQ Sharper Image is a specialty retailer with over 180 Sharper Image specialty stores throughout the United States. The Company's principal selling channels include; stores, a monthly catalog and its primary Website, www.sharperimage.com. The Company also sells its products through its own online auction Website and an online Outlet store to help manage refurbished and close out inventory. The Company also has business-to-business sales teams for marketing its products for corporate incentive and reward programs.

Sharper Image 's share price has ranged from $12.77 to $32.74 over the last year with annual revenue in 2004 of just over $448 M.

Management believes that the following are the principal competitive factors in the Company's proposed market: brand recognition; selection; convenience; order delivery performance; customer service; site features, content; price and quality.

Many potential competitors can devote substantially more resources to business development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other competitors.

Certain of the Company's competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than can the Company.

Given the fact that the Company has a limited operating history, many of the Company's competitors have significantly greater experience in the retail of proprietary and private label products for the home and office environments.

The Company's online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of websites may direct customers to competitor sites.

Tradeshow features over 150 products that it sources from a long list of suppliers and wholesalers. Trade Show does not rely solely on one supplier or wholesaler to source our products. Rather, the Company sources product from many different suppliers. Our strategy is to purchase our products from many different name brand suppliers who manufacturer or contract out the manufacture of their own products to ensure quality and a wide variety of product choice.

Examples of suppliers and the product that we sell include:
a) Ontel Products: “As Seen On TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

The Company obtains its products from exclusive brand suppliers, and a network of distributors, manufacturers, brokers and wholesalers. Strong relationships with sales representatives are vital because these associations ensure that existing catalogues, supply and wholesale pricing can be obtained. Management's efforts are ongoing to expand the number of direct relationships with manufacturers, suppliers, brokers, distributors and wholesalers in all relevant product categories. Tradeshow is adept at negotiating discounts to ensure that margins required to run a successful business are in place.

Although we source and buy product from more than one supplier, we still rely on a finite number of suppliers to make the products that we sell available to us, at our request and on relatively short notice. As such, our supply chain is potentially subject to disruptions, which could cause a cessation in our business. Delays and disruptions due to supply problems could impair our ability to satisfy customers, generate revenue and conduct our business.

Moreover, we do not have exclusive rights for some of the products that we sell and so we face competition across all categories and are potentially vulnerable to supply shortages that could result there from. The inability to have sole distribution rights for certain products could potentially lead to supply shortages of the products that we sell and could impair our ability to satisfy our customers, generate revenue and conduct our business.

Tradeshow Marketing does not directly manufacture any of the products that the Company sells. Because we generate our revenue from the sales of goods via direct sell marketing, we do not need to purchase raw materials for the manufacture of the products we sell. As such, we depend on our suppliers to stock the products that we sell.

As a specialty product development and consumer retail company, Tradeshow Marketing does not depend on one or a few major customers to sustain or grow its business. Tradeshow Marketing sells products to a growing and diversified range of clientele. As such, Tradeshow Marketing is not sensitive to the loss of a few customers or any one specific customer; yet, the Company continually strives to establish strong customer relations and complete client satisfaction. As a part of its long-term business strategy, the Company plans to execute a comprehensive marketing and sales strategy so that it may continue to add to build its client base and grow revenues. (see “Marketing Strategy” above)

We acknowledge that our success is substantially dependent on the establishment of new customers and the growth of our customer base. Accordingly, we recognize that our ability to attract new customers will depend on a variety of factors, including the quality and affordability of the products and services we offer, as well as our ability to effectively market our products and services. If we fail to increase our customer base and generate repeat and expanded business from our current customers, our business and operating results would be seriously harmed.

The name Sandström Direct™ stores has been copyrighted. All source materials on Tradeshow Marketing’s Internet e-Commerce website will be copyrighted content. Unauthorized use of the content found on Trade Show’s website is prohibited.

The Company recognizes that the legal protection afforded by a copyright or registered trademark is limited. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could significantly harm our business and operating results.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, trademarks and other intellectual property issues. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs. (See additional “RISK” factors below)

At present, Tradeshow Marketing does not need to obtain governmental approval to market and sell products, including the Company’s plan to sell products at tradeshows, mall and over the Internet. Trade show marketing and sales, and e-Commerce and Internet retail is not a government regulated industry, but is subject to the laws and regulations generally applicable to businesses and directly applicable to offline and online commerce. Notably, Tradeshow Marketing promotes best practices and ethical business conduct in relation to the Company’s corporate culture and its day-to-day operations.

Tradeshow Marketing is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to businesses and online commerce. However, when the Company initiates sales via its e-Commerce Internet site, and as Internet use gains popularity, it is possible that a number of laws and regulations may be adopted with respect to the Internet, which may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws.

Management does not contemplate providing personal information regarding the Company's customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for the Company's products and services.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs.

In addition, because the Company's services are intended to be made available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in that state or foreign country. The Company's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition.
Management intends to recoup business development costs over the normal course of future business activity.

Tradeshow Marketing is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Tradeshow Marketing operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

The Company currently has 4 full-time employees and 3 full-time consultants on staff. The Company plans to hire additional staff as needed.

We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required.

The Company has not previously filed reports with the Securities and Exchange Commission, nor with any other securities regulator.

Copies of this, and all future reporting materials filed with the SEC may be obtained at the SEC's Public at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The contents of these are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only.

RISKS : The Company has a limited operating history upon which to base an evaluation of the business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets, including online commerce. As a result of our limited operating history, it is difficult to accurately forecast net sales and management has limited historical financial data upon which to base planned operating expenses. Management based our current and future expense levels on operating plans and estimates of future net sales. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders received, which is uncertain. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause potential losses from operations for a given period to be greater than expected.

THERE IS A POSSIBILITY THAT FUTURE LOSSES AND NEGATIVE CASH FLOW MAY OCCUR, WHICH MAY LIMIT OR DELAY THE ABILITY TO BECOME PROFITABLE. Since incorporation, the Company has expended resources on technology, website development, hiring of personnel and startup costs. Because the Company expects to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the expansion of fulfillment operations, which includes supply procurement, order receipt, packaging and shipment; the continued development of the website, systems and staff; the expansion of product offerings and website content; and development of relationships with strategic business partners. The Company's ability to be profitable depends on its ability to generate sufficient net sales while maintaining reasonable expense levels. The Company cannot be certain that it will be able to sustain net sales at the level required to achieve profitability on a quarterly or annual basis in the future.

FLUCTUATIONS IN NET SALES CAN CAUSE QUARTERLY RESULTS TO FLUCTUATE AND COULD CAUSE ANNUAL RESULTS TO BE BELOW EXPECTATIONS. A number of factors will cause gross margins to fluctuate in future periods, including the combinations of products sold, marketing and supply decisions, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce gross margins in future periods. Management expects to experience fluctuations in net sales that will cause quarterly fluctuations in operating results. Due to the fact that the Company has a limited operating history, it is always difficult to predict the future sales patterns. If net sales are below expectations during any given quarter, annual operating results could be below the expectations of securities analysts and investors. In the event this occurs, the trading price of the common stock may decline significantly.

INABILITY TO OBTAIN SUFFICIENT QUANTITIES OF KEY PRODUCTS, NET SALES COULD DECREASE. If the Company is not able to offer its customers a sufficient supply and selection of products in a timely manner, it could lose customers and net sales could be below expectations. Success depends on the ability to purchase products in sufficient quantities at competitive prices. As is common in the industry, the Company expects not to have long-term or exclusive arrangements with any manufacturer, distributor or broker that guarantee the availability of products for resale. From time to time, the Company may have trouble obtaining sufficient allocations of key products. In addition, key suppliers may have established and may expand their own retailing efforts, which may impact the ability to get sufficient product allocations from suppliers. Therefore, there is no predictable or guaranteed supply of products.

OUR ABILITY TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS. The tradeshow industry is new, rapidly evolving and intensely competitive. Management expects competition to intensify in the future because barriers to entry are low, and current and new competitors can enter the market at a relatively low cost and with little difficulty. Increased competition is likely to result in price pressure, reduced gross margins and loss of market share, any of which could seriously harm net sales and operating results. The Company potentially competes with a variety of other companies, including: traditional retailers, which may compete with both an online and offline presence

Many of the competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company.

Many of these current and potential competitors can devote substantially more resources to marketing, merchandising and systems development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with our competitors.

INABILITY TO BUILD AWARENESS OF TRADESHOW MARKETING LTD.’S BRAND MAY PROHIBIT THE COMPANY FROM COMPETING EFFECTIVELY AGAINST COMPETITORS WHO HAVE GREATER NAME RECOGNITION AND SALES COULD BE ADVERSELY AFFECTED. If the Company is unable to economically achieve or promote and maintain its brand, its business, results of operations and financial condition could suffer. Management believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on the Company's success in increasing its customer base. If the leading brands do not perceive the Company as an effective marketing and sales channel for their merchandise, or consumers do not perceive the Company as offering a desirable way to purchase merchandise, the Company may be unsuccessful in promoting and maintaining its brand. Furthermore, in order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to gradually increase the Company's marketing and advertising budgets and otherwise to increase substantially its financial commitment to creating and maintaining brand loyalty among vendors and consumers. See “Marketing Strategy".

INTELLECTUAL PROPERTY CLAIMS AGAINST THE COMPANY CAN BE COSTLY AND COULD IMPAIR BUSINESS. Other parties may assert infringement or unfair competition claims against the Company. Management cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If the Company is forced to defend against any infringement claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or at all.

IF THE PROTECTION OF PROPOSED TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, BRAND AND REPUTATION COULD BE IMPAIRED AND CUSTOMERS COULD BE LOST. The Company intends to take steps to protect proprietary rights, which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success. The Company intends to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company intends to sell its products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR A FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OPERATIONS AND RESULT IN LOSS OF NET SALES. The Company's future performance will depend on the continued services of its management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of the key personnel could seriously interrupt business. Management depends on the continued services and performance of the senior management and other key personnel. The future success also depends upon the continued service of the executive officers and other key sales, marketing and support personnel.

OUR DEPENDENCE ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ONLINE COMMERCE. The Company's future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet and online commerce is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

The Company's business, financial condition and results of operations would be seriously harmed if: use of the Internet and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet and the Company’s systems infrastructure does not effectively support expansion that may occur; the Internet and other online services do continue to be a viable commercial marketplace; or traffic to the website decreases or fails to increase as expected or if management spends more than was expected to attract visitors to the website.

REQUIREMENTS TO CHANGE THE MANNER IN WHICH THE COMPANY CONDUCTS BUSINESS IF GOVERNMENT REGULATION INCREASES. The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which the Company proposes to conduct its business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress has enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

In order to comply with new or existing laws regulating online commerce, the Company may need to modify the manner in which it proposes to do business, which may result in additional expenses. For instance, the Company may need to spend time and money revising the process by which it intends to fulfill customer orders to ensure that each shipment complies with applicable laws. The Company may need to hire additional personnel to monitor compliance with applicable laws. The Company may also need to modify its software to further protect customers' personal information.

LIABILITY FOR THE INTERNET CONTENT THAT IS PUBLISHED. As a publisher of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that it publishes or distributes. If the Company faces liability, then its reputation and its business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, the Company could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Although the Company intends to carry general liability insurance, such insurance may not cover claims of these types. The Company cannot be certain that it will be able to obtain insurance to cover the claims on reasonable terms or that it will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business.

INABILITY TO MEET FUTURE CAPITAL REQUIREMENTS. The Company cannot be certain that additional financing will be available on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. Management currently anticipates that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, the Company may need to raise additional funds.

THE COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS. The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new products or services by the Company or its competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce industries; changes in the economic performance and/or market valuations of other online commerce or retail companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; release of lock-up or other transfer restrictions on the outstanding shares of common stock or sales of additional shares of common stock; and potential litigation.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Company's common stock.

DUE TO STOCK PRICE VOLATILITY, THE COMPANY COULD FACE A SECURITIES CLASS ACTION LAWSUIT. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If the Company was sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.

WE HAVE ADOPTED A NUMBER OF ANTI-TAKEOVER MEASURES THAT MAY DEPRESS THE PRICE OF OUR COMMON STOCK. Our rights agreement, our ability to issue additional shares of preferred stock and some provisions of our articles of incorporation and bylaws could make it more difficult for a third party to make an unsolicited takeover attempt of our Company. These anti-takeover measures may depress the price of our common stock by making it more difficult for third parties to acquire us by offering to purchase shares of our stock at a premium to its market price.

WE HAVE NOT PAID AND DO NOT CURRENTLY PLAN TO PAY DIVIDENDS, AND YOU MUST LOOK TO PRICE APPRECIATION ALONE FOR ANY RETURN ON YOUR INVESTMENT. Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. We are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes in interest rates and do not use derivative financial instruments. All of our revenue and capital spending is transacted in U.S. and Canadian dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates would result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to the U.S. and Canadian dollars. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

SHARES OF OUR COMMON STOCK MAY BE "PENNY STOCKS”. RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION: The Company’s stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Tradeshow Marketing Company commenced business operations on December 03, 2004. Trade Show Marketing is a specialty product development and consumer retail company, which markets and sells proprietary and private label products for the home and office environments. For the past twenty years, Tradeshow Marketing’s demonstration professionals and management have worked in the direct sales industry marketing a variety of products directly to consumers at tradeshows, malls, fairs and exhibitions throughout Canada and the United States. The Company also plans to use media channels such as infomercials to market and sell merchandise.

Tradeshow Marketing is a direct sales oriented company focused on the development and distribution of a wide range of products for the home and office environments. The Company’s products categories include specialty household products, beauty and fitness products, home and garden products, and electronics. These products are generally small ticket items, have universal appeal, are innovative, and are desired by the target audience. Price points for our products typically start in the $50 range. Tradeshow’s average target demographic is in the $50,000 - $100,000 annual income range.

The Company intends to ramp up a multi-pronged sales approach to introduce and distribute consumer goods in North America and beyond. Tradeshow’s multi-pronged sales approach focuses on four complementary sales channels to rapidly build sales and branding. The Company intends to employ its multi-pronged sales approach for the same product groups. These sales channels include: tradeshow and mall demonstration, franchised retail stores, print catalogue and an eCommerce online store.

Over the next twelve months, and longer, the Company plans to introduce a wide range of new products direct to consumers through select fairs, tradeshows and exhibitions throughout Canada and the United States. In addition, Trade Show Marketing intends to open and operate retail stores that offer a unique mix of innovative “As Seen On TV” small ticket consumer products featured at its demonstrations. Targeted locations include malls and high-visibility street locations. The Company plans to launch from two to five stores for 2005. Plans also include the opening of 50 stores in 2006 and up to 100 or more in 2007. The Company also intends to launch a catalogue, on a quarterly basis, to market the wide range of products available in its stores. The Company plans to launch an e-Commerce website, in the fourth quarter of 2005, to sell product online.

Although we commenced operations in December 3, 2003, we only began to generate revenue from operations in the fiscal year that ended May 31, 2005. The Company did not generate any revenue for the fiscal year ended May 31, 2004. In our last two fiscal years, we have recognized losses from operations, and the foregoing discussion is based in part on our consolidated financial statements. These have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Actual results could differ from those estimates. The estimates and critical accounting policies that are most important in fully understanding and evaluating our financial statements and results of operations are discussed below.

We plan to recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility is reasonably assured.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The Company has sustained a loss in the periods ended May 31, 2005 and 2004. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Management continues to seek funding from its shareholders and other qualified investors to pursue its business plan of purchasing retail stores in malls and developing product infomercials

Our independent auditors have issued a going concern opinion on our consolidated financial statements that raises substantial doubt about our ability to continue as a going concern.

We have not been profitable and have experienced negative cash flow from our operations due to our on-going investment in development efforts and expenditures to build the appropriate infrastructure to support our growth. Consequently, we have been dependent on private placements of equity to fund cash requirements.

We did not generate any revenue from operations for the twelve-month periods ended
May 31, 2004. For the twelve months ended May 31, 2005, we generated revenue of $33,801 and reported an operating loss of $58,941 compared to $24,158 for the same twelve month period in 2004.

Net loss from operations for the twelve months ended May 31, 2004, was $24,158. Net loss from operation for the twelve months ended May 31, 2005, was $58,941. The increase in operating loss of $57,306 between the fiscal years ended in 2005 and 2004 was due to increased general and administrative expenses of $39,636 and increased legal, accounting, and consulting expenses of $22,496. For the twelve month period that ended May 31, 2005, officer compensation decreased by $4,826, from $5,100 in 2004 to $274 in 2005.

As at May 31, 2004, we had cash resources of $66,115. On May 31, 2005, we had cash resources of $86,876 representing a year over year increase of $20,761. At May 31, 2004, we had total current assets of $68,131 and total current liabilities were nil. At May 31, 2004, total current assets exceeded total current liabilities by $68,131. At May 31, 2005, we had total current assets of $92,930 and total current liabilities of $18,687, with total current assets exceeding total current liabilities by $72,243. The increase in current liabilities for the twelve-month period ended May 31, 2005 was due to accounts payable of $18,687.

As at May 31, 2005, net cash totaled $26,335. On May 31, 2004, net cash totaled $66,115. For the fiscal year, which ended on May 31, 2005, cash received from financing was $90,223. Cash received from financing for the fiscal year ended May 31, 2004 was $89.264. Cash utilized in operations for the fiscal year, which ended on May 31, 2005 was $39,143, an increase of $18,984, which was primarily due to increases in accounts payable. Cash utilized in operations for the fiscal year that ended on May 31, 2004 was $20,159. The Company had a net cash balance of $92,450 as at May 31, 2005.

On May 31, 2005, the Company had approximately 16,751,963 shares outstanding.
To date, our principal capital resources have been acquired through a combination of short-term debt and the issuance of capital stock.

At the Company’s inception December 03, 2003, 51,000,000 million shares were issued to the founder for an investment of $5,100. After May 31, 2004, the founder returned the shares and the Company cancelled 41,000,000 of these shares leaving a net of 10,000,000 shares for the founder. During the year 2 stock subscriptions were received on a private placement for $89,264

During the fiscal year ended May 31, 2005, the Company sold 5,300,000 shares under a Regulation D 504 offering and raised $5,300. These funds were used to pay legal fees.

During the fiscal year ended May 31, 2005, the Company issued 273,592 shares for officer services valued at $274. The Company also issued 431,671 shares to consultants for services valued at $432. These prices were agreed upon at inception for payment of the various services rendered.

During the fiscal year ended May 31, 2005, the Company completed the private placement began in the previous fiscal year and sold additional shares through additional private placements. Total shares issued, including those of the previous year, were 746,700. All shares were sold at an average of $0.205 per share for a total of $136,979.

The Company issued the following notes payable: (1) Installment note on vehicle, payments of $537.95/ month for 60 months at an annual interest rate at 7.39% for $21,502; (2) Demand note from shareholder currently non-interest bearing for $15,000.

The Company currently has sufficient cash on hand to finance the general operating expenses for the next twelve months, but anticipates that it will need to raise additional capital to execute and fulfill its business objectives as outlined above. Management plans to raise additional capital through additional public or private financings, as well as borrowings and other resources such as related party advances. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. There can be no assurance that additional funding will be available on favorable terms. If adequate funds are not available within the next twelve months, we may be required to further curtail or suspend operations. In the alternative, we may seek funding through arrangements with collaborative partners or others that may require us to relinquish rights that we would not otherwise relinquish.

The Company leases office space on a month-to-month basis and has no other contingencies.

ITEM 3.	DESCRIPTION OF PROPERTY.

Tradeshow Marketing Company, Ltd.’s head office is located at 11359, 162nd Street, Surrey, BC, Canada, V4N 4P5, where the Company leases 2200 square feet of office space. The Company believes its existing facilities will be adequate to meet its anticipated needs for the foreseeable future.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bruce Kirk 72 Strickland St. Nanaimo, BC V9R 4R9	10,000,000	59.69%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each director and executive officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Marion Huff[1] 72 Strickland St. Nanaimo, BC V9R 4R9	1,000,000	5.97%
Common	Kita-Kaine Investment Holdings Inc. 20789-38A Avenue Langley, B.C. V3A 2V3 Canada Beneficiary: Mr. John Kirk[2]	1,000,000	5.97%

_________________________
1 Ms. Marion Huff is the common-law spouse of Mr. Bruce Kirk
2 Mr. John Kirk is the adult son of Mr. Bruce Kirk

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company's directors and executive officers are as follows:

Mr. Bruce Kirk (President & CEO)
Mr. Bruce Kirk is the president of TSMC Company Ltd. The company was formed through 20 years of direct marketing experience in home shows, trade shows, and exhibitions. Mr. Kirk has been in private business and direct sales for more than 35 years. His experience includes owning his own real estate sales firm, a direct sales and distribution company, and for the last twenty years demonstration sales at home shows and trade shows. Mr. Kirk studied and received his undergraduate in Psychology from the University of British Columbia.

Ms Marion Huff (COO)
Ms. Huff has an extensive background of team building, consulting and training. After completing her BSC in Home Economics and studies in Sociology and Psychology at the University of Alberta, Ms. Huff worked with the Government of Alberta in youth and childcare programs, training, supervising and motivating staff. Later Marion worked with other Alberta based companies in human resource capacities responsible for hiring, supervision, scheduling and overseeing. For the past fifteen years Ms. Huff has been working in the direct sales industry as a professional sales demonstrator, staff recruiter, trainer and motivator.

Ms Peggie-Ann Kirk (CFO)
Ms. Kirk has been in the accounting field for 27 years and has been with Tradeshow Marketing Co. and its precursor which began in 1990. Ms. Kirk has a Bachelor of Arts degree from Simon Fraser University, a Bachelor of Education degree from the University of New Brunswick and has done graduate work at McGill University. Ms. Kirk worked as a municipal clerk-treasurer and has been self-employed as an accountant for over 25 years.

Mr. Brent Gushowaty (Director of Marketing & Communications)
Brent Gushowaty has been involved in sales, marketing, distribution and business development in both offline and online environments for the past twenty years. His Internet marketing experience dates from 1996. He has worked on behalf of numerous companies in fields that include digital print media, wholesale grocery, business forms and online software brokerage. Brent was Marketing Chair of The International Internet Marketing Association (IIMA) from 1992-1994 and was a founding board member of the Canadian section of the Software Information Industries Association. He launched Align Marketing Strategies in the spring of 2003 and consults in the area of Internet marketing. Brent's educational background includes a Bachelor of Arts in Philosophy (University of Winnipeg) and a certificate in Internet Marketing (University of British Columbia 1999).

Mr. Norm Friend (Head of International Franchise Development)
Norm Friend is widely recognized as an expert in expansion strategies, franchise development and franchisee recruitment with over 20 years experience in all aspects of franchising. Friend is co-author of the two best-selling franchise books -- "The Complete Canadian Franchise Guide" (hard cover), and "So You Want to Buy a Franchise". He also wrote the original text for the Canadian Franchise Association's publication "Investigate Before You Invest". He has contributed numerous articles on franchising and business to various publications, been interviewed extensively by the media and presented numerous seminars and keynote talks to business organizations, universities, colleges, professional associations and financial institutions throughout North America.

Luniel de Beer (CTO)
Luniel de Beer has been architecting technology solutions for over 17 years, with software development and product management experience in several countries including South Africa, Taiwan, and the USA. He has focused his career on solving technology solutions through the creative streamlining of operations and process flow, the cross-training and cross-utilization of existing corporate resources, and finally the innovative integration of state-of-the-art technology. Luniel's most recent enterprise architecting experience has been on a high-profile E-Commerce solution where he streamlined corporate operations, defined partner requirements, owned customer relations, and managed the design and implementation of new process- and software solutions, both internal and external.

Hashem Sharifi (Director)
Mr. Sharifi presently owns and operates a very lucrative ``As Seen On TV'' store in Honolulu, Hawaii. He also wholesales products to major local department stores and is present at large tradeshows and retail events throughout the Islands. Hashem received an M.A. degree in business from Marywood University in Scranton, Penn. From 1984-1990, Hashem worked with a company in Boston, Mass. He was responsible for both wholesale and retail in home shows and exhibitions. Hashem formed his own company, Pioneer Promotions, in 1990 based out of Seattle, Wash. Mr. Sharifi eventually moved his headquarters to Hawaii, where he presently resides.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS
(1)	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)
No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)
No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6.	EXECUTIVE COMPENSATION.

Currently, management of the Company does not require more than forty hours per month to adequately manage the affairs of the Company. Accordingly, no officer or director has received any monetary compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company.

The following directors and officers have received shares in lieu of payment for services:

Peggie-Ann Kirk - 100,000 shares on September 1, 2004
Marion Huff - 50,000 shares on September 1, 2004
Luniel de Beer - 50,000 on April 30, 2005.

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has not retained any promoters, public relations or investors and has not signed any agreements with third party members.

ITEM 8.	DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 500,000,000 shares of common stock, $0.0001 par value per share, of which there are 16,751,963 shares issued and outstanding. The Company is not authorized to issue any shares of Preferred Stock. The following summarizes the important provisions of the Company's capital stock.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

TRADING OF SECURITIES IN SECONDARY MARKET

The Company presently has 16,751,963 shares of common stock issued and outstanding.

TRANSFER AGENT

Our independent stock transfer agent is Holladay Stock Transfer, Inc. located in Scottsdale, Arizona. U.S.A. The mailing address and telephone number is: 2939 North 67th Place, Scottsdale, Arizona 85251; (480)481-3940.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION
The Company's Common stock is quoted on the OTC Pink Sheets under the symbol "TSHO".

HOLDERS
As of August 31, 2005, there are approximately 40 holders of the Company's common stock.

DIVIDENDS
The Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.

ITEM 2.	LEGAL PROCEEDINGS.

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There has been no change in or disagreements with Accountants.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES.

In December 2004, the Company issued 51,000,000 Shares to its founders at $0.0001 per share. Shares in the amount of 5,300,000 were issued in June 2004 for consulting services.

On August 1, 2004, 41,000,000 shares were retired to treasury. In September 2004, 150,000 shares were issued for officer services. In March 2005, 80,000 shares were sold in a private placement at $0.15 per share. In April 2005, 123,592 shares were issued for officer services. In May 2005, 431,671 shares were issued for consulting services. In May 2005, 666,700 shares were sold in a private placement at $0.15 per share.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Bylaws provide that the Company may indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent permitted by law, the Articles of Incorporation, or the Bylaws, and shall indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent required by law, the Articles of Incorporation, or the Bylaws. The Company’s obligations of indemnification, if any, are conditioned upon the Company receiving prompt notice of the claim and the opportunity to settle and defend the claim. The Company has the right, to the extent permitted by law, to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Company.

PART F/S

THE TRADESHOW MARKETING COMPANY LTD.

Consolidated Financial Statements

May 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Board of Directors/Audit Committee
The Tradeshow Marketing Company Inc

We have audited the accompanying balance sheets of The Tradeshow Marketing Company Inc (a Nevada corporation) as of May 31, 2005 and 2004 and the related statement of operations, stockholders’ equity, and cash flows for periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board(United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tradeshow Marketing Company Inc as of May 31, 2005 and 2004 and the results of its operations and cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the Company has sustained a loss in since inception. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Moore & Associates, CHTD.

August 25, 2005
Las Vegas, Nevada

THE TRADESHOW MARKETING COMPANY LTD.
Financial Statements
CONSOLIDATED BALANCE SHEET
May 31, 2005 and 2004

	31/05/2005	31/05/2004

ASSETS

Cash	$86,876	$66,115
Inventory	6,054	2,016

Total Current Assets	92,930	68,131

Equipment, net	23,398	2,691

Other Assets	7,574	499

Total Assets	$123,902	$71,321

LIABILITIES AND STOCKHOLDERS' EQUITY

Account Payable	$18,687

Total Current Liabilities	18,687

Equipment Debt	21,502
Losan from Shareholder	15,000

Total Liabilities	55,189

Common Stock	1,675	5,100
Paid in Capital	146,410
Subscriptions Receivable		89,264
Foreign Currency Translation	3,727	1,115
Retained (Loss)	(83,099)	(24,158)

Total Stockholders' Equity	68,713	71,321

Total Liabilities and Stockholders' Equity	$123,902	$71,321

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
Financial Statements
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
For the years ended May 31, 2005 and 2004

	year ended 31/05/2005	period from inception 12/3/03 to 31/05/2004

REVENUE	$33,801	$-

COST OF GOODS SOLD	11,278

GROSS PROFIT	22,523

EXPENSES
General and Administrative	44,265	4,629
Legal, Accounting, Consulting	36,925	14,429
Officer Compensation	274	5,100

Total Expenses	81,464	24,158

Income (Loss) before Taxes	(58,941)	(24,158)

Provision for Income Taxes	-	-

Net (Loss)	$(58,941)	$(24,158)

Basic and Diluted (Loss) per share	a	a

Weighted average shares of common stock	15,066,275	10,000,000

a = less than $0.01 per share

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
Financial Statements
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the years ended May 31, 2005 and 2004

	Common Stock		Paid in	Subscriptions	Foreign	Accumulated
	Shares	Amount	Capital	Receivable	Currency	Deficit	Total
					Translation		Equity

Shares issued to founders at $0.0001/ share	51,000,000	5,100					5,100

Stock Subscriptions				89,264			89,264

Foreign Currency Translation					1,115		1,115
Net (Loss) for Period						(24,158)	(24,158)

Balance May 31, 2004	51,000,000	5,100		89,264	1,115	(24,158)	71,321

Shares issued for consulting services	5,300,000	530	4,770				5,300

Founders shares cancelled	(41,000,000)	(4,100)	4,100

Shares issued for officer services	150,000	15	135				150
Shares sold at $0.15/ share	80,000	8	11,992	(12,000)
Shares issued for officer services	123,592	12	112				124
Shares issued for consulting services	431,671	43	389				432
Shares sold at $0.15	666,700	67	124,912	(77,264)			47,715
Stock Subscriptions
Foreign Currency Translation					2,612		2,612

Net (Loss) for year						(58,941)	(58,941)

Balance, May 31, 2005	16,751,963	$1,675	$146,410		$3,727	$(83,099)	$68,713

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
Financial Statements
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended May 31, 2005 and 2004

	year	period
	ended	ended
	31/05/2005	31/05/2004

Net (loss)	$(58,941)	$(24,158)

Adjustments to Net Loss
Stock for Services	5,574	5,100
Depreciation	4,038	299

Changes in the Balance Sheet
Inventory	(4,038)	(2,016)
Other Assets	(7,075)	(499)
Payables	18,687
Foreign Currency Translation	2,612	1,115

Cash Utilized in Operations	(39,143)	(20,159)

Cash Used for Investing	(24,745)	(2,990)

Financing Activities
Equipment Debt	21,502
Shareholder Debt	15,000
Sales of Common Stock	142,985
Subscriptions Receivable	(89,264)	89,264

Cash Received from Financing	90,223	89,264

Net Cash	26,335	66,115

Beginning Cash	66,115	-

Ending Cash	$92,450	$66,115

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY INC
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	GENERAL ORGANIZATION AND BUSINESS

The Tradeshow Marketing Company, Inc. (the Company) was organized in the state of Nevada on December 3, 2003. The Company was formed to marketing specialty products at tradeshows, infomercials, and specialty product shops and kiosks in malls. The Company through May 31, 2005 has only been selling at tradeshows and in malls.

The Company operates on a May 31 fiscal year end.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Earnings per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants since inception, or other dilutive securities.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Currency

The company operated in Canada through May 31, 2005 and maintains it financial records in $CDN. For the sake reporting the Balance Sheet amounts were converted to United States dollars using the exchange rate at the end of each period. Income statement amounts were converted using an average rate for the period resulting in a translation gain or loss for each period shown. All amounts reported in the accompanying financial statements are expressed in $US.

Inventory

The company inventories promotional products it has purchased.

Revenue Recognition and Accounts Receivable

All the sales for the Company are on a point of sale/cash and carry basis. The Company does not carry receivables for any sales. All sales are final. Revenue is recognized when a sale is made. No warranties are expressed or offered on any goods except that of the manufacturer, which they support directly.

Advertising Expense

Advertising, promotion and marketing costs are expensed as incurred. For the period ended May 31, 2005 and May 31, 2004 the advertising expense was $0.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over the assets useful lives, which are 5 year to 7 years. Maintenance and repairs are charged to expense as incurred.

	5/31/05	5/31/04
Equipment	27,735	2,990
Accumulated Depreciation	(4,337)	(299)

Net Total	23,398	2,691

NOTE 3.	STOCKHOLDERS’ EQUITY

Common Stock

5/31/04 year

At inception 51,000,000 million shares were issued to the founder for an investment of $5,100. After 5/31/04 the founder returned and the Company cancelled 41,000,000 of these shares leaving a net of 10,000,00 for the founder.

During the year 5/31/04 stock subscriptions were received on a private placement for $89,264

5/31/05 year

The sold 5,300,000 shares under a Regulation D 504 offering and raised $5,300. These funds were used to pay legal fees.

The Company issued 273,592 shares for officer services valued at $274. The Company also issued 431,671 shares to consultants for services valued at $432. These prices were agreed upon at inception for payment of the various services rendered.

The Company completed the private placement began the previous year and sold additional shares through additional private placements. Total shares issued, including those of the previous year, were 746,700. All shares were sold at an average of $0.205 per share for a total of $136,979.

NOTE 4.	NOTES PAYABLE

The following notes payable.

Installment note on vehicle, payments of $537.95/ month for 60 months annual interest rate at 7.39%	$21,502

Demand note from shareholder currently non-interest bearing	15,000

NOTE 5.	PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is calculated by multiplying a 22% estimated tax rate by the items making up the deferred tax account. The total valuation allowance is a comparable amount. The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

	5/31/05	5/31/04
Net changes in Deferred Tax Benefit	$12,967	5,315
Valuation account	(12,967)	(5,315)
Current Taxes Payable	0	0

Net Provision for Income Taxes	$0	$0

NOTE 6.	OPERATING LEASES AND OTHER COMMITMENTS:

The Company is renting its office space on a month to month basis and has no other contingencies.

NOTE 7.	GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The Company has sustained a loss in the periods ended May 31, 2005 and 2004. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Management continues to seek funding from its shareholders and other qualified investors to pursue its business plan of purchasing retail stores in malls and developing product infomercials

NOTE 8.	THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148	Accounting for Stock-Based Compensation-Transition and Disclosure
Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149	Amendment of Statement 133 on Derivative Instruments and Hedging Activities
This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150	Financial Instruments with Characteristics of both Liabilities and Equity
This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.
Interpretation No. 46 (FIN 46)
Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

Statement No. 151	Inventory Costs-an amendment of ARB No. 43, Chapter 4 (Issued 11/04)

This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152	Accounting for Real Estate Time-Sharing Transactions (Amendment of FASB Statements No. 66 and 67)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153	Exchanges of Non-monetary Assets (Amendment of APB Opinion No. 29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The adoption of these new Statements is not expected to have a material effect on the Company’s financial position, results or operations, or cash flows.

PART III

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registrations statement on its behalf.

THE TRADESHOW MARKETING COMPANY LTD.
(Registrant)

/s/ BRUCE KIRK
Mr. Bruce Kirk, President & CEO

Date: August 31, 2005